SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

D.R. HORTON, INC.

(Name of Subject Company (Issuer))

D.R. HORTON, INC.

(Name of Filing Persons (Offeror))

Zero Coupon Convertible Senior Notes due 2021

(Title of Class of Securities)

23331A AH 2

(CUSIP Number of Class of Securities)

Samuel R. Fuller c/o D.R. Horton, Inc.

1901 Ascension Blvd., Suite 100

Arlington, TX 76006

(817) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Irwin F. Sentilles, Esq. Gibson, Dunn & Crutcher LLP 2100 McKinney Ave., Suite 1100 Dallas, TX 75201 (214) 698-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$213,320,379.49	$17,257.62

* Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Senior Notes due 2021, as described herein, is $559.73 per $1,000 principal amount at maturity outstanding. As of March 26, 2003, there was $381,113,000.00 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $213,320,379.49.

** Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Introductory Statement

This final Amendment to the Tender Offer Statement on Schedule TO-I of D.R. Horton, Inc., a Delaware corporation (the “Company”), originally filed on April 14, 2003 and amended on April 24, 2003 (the “Schedule TO-I”), reports the final results of the Company’s offer to purchase the Zero Coupon Convertible Senior Notes due 2021 issued by the Company on May 11, 2001 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated March 31, 2003 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to the Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to the Indenture, dated as of June 9, 1997, by and between the Company and American Stock Transfer & Trust Company, as Trustee, as supplemented by the Eleventh Supplemental Indenture, dated as of May 11, 2001 (the “Indenture”).

The Option expired at 5:00 p.m., New York City time, on Monday, May 12, 2003. None of the holders of the Securities presented their Securities for purchase by the Company pursuant to the terms of the Option. At the expiration of the Option, $381,113,000 principal amount at maturity of the Securities remained outstanding and subject to their existing terms. A copy of the press release announcing the results of the Option is filed as Exhibit (a)(5)(B) to the Schedule TO-I and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO-I is hereby amended and supplemented to include the following exhibit:

(a)(5)(B) Press Release issued by D.R. Horton, Inc. on May 13, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D.R. HORTON, INC.

By:	/s/ Samuel R. Fuller
Samuel R. Fuller Executive Vice President, Treasurer and Chief Financial Officer

Dated: May 16, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice to Holders of its Zero Coupon Convertible Senior Notes due 2021, dated March 31, 2003.*

(a)(1)(B)	Form of Purchase Notice relating to the D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery of D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.*

(a)(1)(D)	Form of Notice of Withdrawal of D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to the D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.*

(a)(1)(F)	Form of Letter to Clients relating to the D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.*

(a)(1)(G)	Form of Substitute Form W-9.*

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(5)	Press Release issued by D.R. Horton, Inc. on March 31, 2003.*

(a)(5)(B)	Press Release issued by D.R. Horton, Inc. on May 13, 2003.**

(b)	Not applicable.

(d)(1)

Indenture, dated as of June 9, 1997, by and between D.R. Horton, Inc. and American Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.1(a) to Registration Statement on Form S-3 (File No. 333-27521) as filed with the Securities and Exchange Commission on May 21, 1997.*

(d)(2)

Eleventh Supplemental Indenture, dated as of May 11, 2001, by and between D.R. Horton, Inc. and American Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.1(a) to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 14, 2001.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.